                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         NIMBUS CD INTERNATIONAL, INC.
                                 (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                          (Title of Class of Securities)

                                    65439010
                                  (CUSIP Number)

                                  David Abdoo
                               Company Secretary
                           Carlton Communications Plc
                                25 Knightsbridge
                            London SW1X 7RZ England

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                            ------------------------

                                    copy to:

                                 David M. Kies
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                             ---------------------

                                 June 16, 1998
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                                    SCHEDULE 13D


CUSIP No. 65439010
          --------


-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Carlton Communications Plc
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                        (b) / /


-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        WC, OO
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                           / /

-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        England
-------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                         0
                ---------------------------------------------------------------
  NUMBER OF     8  SHARED VOTING POWER
   SHARES
BENEFICIALLY             9,373,322
  OWNED BY      ---------------------------------------------------------------
    EACH        9  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                0
    WITH        ---------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER

                         9,373,322
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,373,322
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.7%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------

                            SCHEDULE 13D


CUSIP No. 65439010
          --------


-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Neptune Acquisition Corp.
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                        (b) / /

-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                           / /

-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                7 SOLE VOTING POWER

                       0
                ---------------------------------------------------------------
  NUMBER OF     8 SHARED VOTING POWER
   SHARES
BENEFICIALLY           9,373,322
  OWNED BY      ---------------------------------------------------------------
    EACH        9 SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              0
    WITH        ---------------------------------------------------------------
                10 SHARED DISPOSITIVE POWER

                       9,373,322
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,373,322
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.7%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------

Item 1. SECURITY AND ISSUER.

    The name of the subject company is Nimbus CD International, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is located at 623 Welsh Run Road, Guildford Farm, Ruckersville, Virginia 22968. The Class of the securities to which this statement relates is the Common Stock, par value $.01 per share (the "Shares"), of the Company.

Item 2. IDENTITY AND BACKGROUND.

    (a)-(c); (f) Neptune Acquisition Corp., is a Delaware corporation ("Purchaser") and, except as described below, to date has not engaged in any material activities other than those incident to its formation and the commencement of the Offer (as defined below). Purchaser is a wholly owned subsidiary of Carlton Communications Plc, an English public limited company ("Parent"). The principal offices of Purchaser are located at Brandywine Corporate Center Naamans Road, Suite 117, Claymont, Delaware 19703.

    Parent is an English public limited company. Parent's principal executive offices are located at 25 Knightsbridge, London SW1X 7RZ. Parent is principally involved in television broadcasting and program production and in production and manufacturing activities for the video, feature film and television industries. The business is carried out primarily by Parent's wholly owned subsidiaries in the United Kingdom ("U.K."), the United States ("U.S.") and Continental Europe. These subsidiaries form a grouping of complimentary activities within the televison and screen-based entertainment industry, particularly in the world's major markets of the U.S. and Europe.

    The information set forth in Annex A hereto is incorporated by reference herein.

    (d)-(e) During the last five years, neither the Purchaser nor the Parent, and to the best of Purchaser's and Parent's knowledge, none of the directors and executive officers of the Purchaser or the Parent set forth on Annex A has been convicted in a criminal proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Purchaser will obtain the necessary funds to consummate the Offer and the Merger (as defined below) from Parent, either directly and indirectly, via other wholly owned subsidiaries, through loans, advances or capital contributions. It is currently anticipated that such funds will be generated internally by Parent and its subsidiaries and/or obtained through borrowings, or from a combination of such sources. No final decisions have been made, however, concerning the method Parent will employ to obtain such funds.

Item 4. PURPOSE OF TRANSACTION.

    Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 16, 1998, by and among the Company, Parent and Purchaser, pursuant to which, Purchaser is commencing an offer (the "Offer") to purchase all outstanding Shares of the Company and, upon the terms and subject to the conditions of the Merger Agreement, after completion of the Offer, Purchaser will be merged with and into the Company (the "Merger") and each issued and outstanding Share (other than (i) any Shares which are held by any subsidiary of the Company or in the treasury of the Company, or which are held, directly or indirectly, by Parent or any direct or indirect subsidiary of Parent (including Purchaser), all of which shall be canceled and none of which shall receive any payment with respect thereto and (ii) Shares held by holders of Shares who comply with all the provisions of Delaware law concerning the right of holders of Shares to dissent from the Merger and require appraisal of their Shares (the "Dissenting Stockholders")) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive an amount in cash, without interest, equal to the price paid for each Share pursuant to the Offer (the "Merger Consideration"). The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. As a result of the Merger, the Company (sometimes referred to herein as the "Surviving Corporation") will become a wholly owned subsidiary of Parent. The summary of the terms and conditions of the Merger Agreement contained herein is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 99(b) and is incorporated by reference herein.

    Simultaneously with entering into the Merger Agreement, Behrman Capital L.P., Behrman Capital "B" L.P., Strategic Entrepreneur Fund, L.P., McCown De Leeuw & Co. III, L.P., McCown De Leeuw & Co. (Europe) III, L.P., McCown De Leeuw & Co. (Asia) III, L.P., Gamma Fund LLC, Lyndon J. Faulkner, President and Chief Executive Officer of the Company and L. Steven Minkel, Executive Vice President and Chief Financial Officer of the Company (the "Selling Stockholders"), entered into a stockholders agreement, dated as of June 16, 1998 (the "Stockholders Agreement") with Parent and Purchaser, pursuant to which the Selling Stockholders have agreed, among other things, (i) to validly tender and sell into the Offer all such Shares which are owned of record or beneficially by such Selling Stockholders prior to the Expiration Date (as hereinafter defined) and vote such Shares in favor of the Merger, and (ii) that, upon certain sales or other transfers or dispositions by a Selling Stockholder of its Shares, such Selling Stockholder will pay to Purchaser an amount in cash equal to the product of the number of Shares transferred and the positive difference between the consideration per Share paid in such sale or other transfer or disposition and $11.50, in each case upon the terms and subject to conditions set forth in the Stockholders Agreement. The summary of the terms and conditions of the Stockholders Agreement contained herein is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto as Exhibit 99(a) and is incorporated by reference herein.

    Each Selling Stockholder has agreed to, as promptly as practicable (and in no event later than the tenth day (or if such day is not a business day, the next succeeding business day immediately thereafter) after commencement of the Offer), to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer (provided that the Offer is not amended in a manner prohibited by the Merger Agreement), in a timely manner for acceptance by Purchaser, the number of Shares set forth opposite such Stockholder's name on Schedule A to the Stockholders Agreement (the "Existing Shares").

    Each Selling Stockholder has also agreed that if (i) at any time prior to the expiration or termination of the Offer, (A) any Person shall have become the beneficial owner of 50% or more of the outstanding Shares or (B) any Person makes or publicly announces an intention to make an Acquisition Proposal (as defined in the Merger Agreement) or (C) the Company enters into an agreement with any Person with respect to an Acquisition Proposal and (ii) at any time (x) in the case of (A) within one year thereafter, (y) in the case of (B), within the period ending on the thirtieth day after the withdrawal of such Acquisition Proposal, unless such Person or any of its affiliates shall have entered into an Agreement with the Company or any one or more Selling Stockholders or their respective affiliates regarding an Acquisition Proposal or have publicly announced a new or amended Acquisition Proposal (in which event the termination of such period shall be tolled) and
(z) in the case of (C), within the period ending on the thirtieth day after the termination of such agreement, unless such Person or any of its affiliates shall have entered into a new or amended agreement with the Company or any one or more Selling Stockholders or their respective affiliates regarding an Acquisition Proposal or have made or publicly announce an intention to make an Acquisition Proposal (in which event the termination of such period shall be tolled), such Selling Stockholder sells or otherwise transfers or disposes of any of such Selling Stockholder's Existing Shares or any other Shares of which such Selling Stockholder becomes the owner prior to the date of such sale or other transfer or disposition of any Shares that such Selling Stockholder currently has the right to acquire then, such Selling Stockholder shall, as promptly as practicable (but in any event within two business days after the later of the date of such sale or other transfer or disposition, provided, that, if the fair market value of any portion of the consideration is subject to the alternative process for determination of its fair market value set forth in the Stockholders Agreement, the payment relating to such portion of the consideration shall be made no later than two business days after the date of agreement or such determination) pay to Purchaser (or its designee) by wire transfer of immediately available funds an amount in cash equal to the product of (i) the number of such Shares so sold or otherwise transferred and (ii) the positive difference between the value of the consideration per Share paid pursuant to such sale or other transfer or disposition (as determined pursuant to the terms of the Stockholders Agreement) and $11.50.

    Each Selling Stockholder has agreed that prior to the termination of the Stockholders Agreement such Selling Stockholder shall not (i) except as contemplated by the Offer or the Stockholders Agreement, directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Stockholder's Shares or any interest therein; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under the Stockholders Agreement. Such Stockholder has further agreed that such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder's Shares, unless such transfer is made to Purchaser in compliance with the Offer or the Stockholders Agreement.

    Each Selling Stockholder has agreed that until the first to occur of (i) the Effective Time (as hereinafter defined) and (ii) the termination of the Stockholders Agreement pursuant to Section 8 thereof, at any meeting of the holders of Shares, however called, or in connection with any written consent of the holders of Shares, such Stockholder shall vote (or cause to be voted) the Shares owned by such Stockholder (i) in favor of the Merger and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of such Stockholder under the Stockholders Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; or (C) (1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's corporate structure or business; or (4) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone, or materially adversely affect the Offer, the Merger or the consummation of the transactions contemplated by the Stockholders Agreement and the Merger Agreement. No Stockholder shall enter into any agreement or understanding with any Person or entity the effect of which would be to violate the provisions and agreements contained in Section 3 of the Stockholders Agreement.

    The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by Purchaser in accordance with the Offer for, any Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company, rounded up to the next whole number, as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on such Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of Shares so accepted for payment and paid for or otherwise acquired or owned by Purchaser or Parent and the denominator of which shall be the number of Shares then issued and outstanding, and the Company and its Board of Directors shall, at such time, take any and all such action needed to cause Purchaser's designees to be appointed to the Company's Board of Directors (including to cause directors to resign). Subject to applicable law, the Company shall take all action requested by Parent which is reasonably necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company has agreed to make such mailing with the mailing of the
Schedule 14D-9, so long as Purchaser shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Purchaser's designees. In furtherance thereof, the Company will increase the size of the Company's Board of Directors, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Purchaser's designees to be elected to the Company's
Board of Directors.

    The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

    The Shares are listed on the Nasdaq National Market. According to published guidelines of the Nasdaq National Market, the Shares might no longer be eligible for quotation on the Nasdaq National Market if, among other things, either (i) the number of Shares publicly held was less than 750,000, there were fewer than 400 holders of round lots, the aggregate market value of publicly held Shares was less than $5,000,000, net tangible assets was less than $4,000,000 and there were fewer than two registered and active market makers for the Shares, or (ii) the number of Shares publicly held was less than 1,100,000, there were fewer than 400 holders of round lots, the aggregate market value of publicly held Shares was less than $15,000,000, and either (x) the Company's market capitalization was less than $50,000,000 or (y) the total assets and total revenue of the Company for the most recently completed fiscal year or two of the last three most recently completed fiscal years did not exceed $50,000,000 and there were fewer than four registered and active market makers. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for this purpose. According to the Company as of June 15, 1998, there were 21,469,754 Shares outstanding held by 288 holders (not including beneficial holders in street name).

    If the Shares were to cease to be quoted on the Nasdaq National Market, the market for the Shares could be adversely affected. It is possible that the Shares would be traded or quoted on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges or through the National Association of Securities Dealers Automated Quotation system, Inc. ("Nasdaq"). The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

    The Shares are currently registered under the Exchange Act. Such registration may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares.

    Except as set forth in this Schedule 13D, none of the Reporting Persons, and to the knowledge of each of the Reporting Persons, none of the persons listed on
Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of the form of Statement on Schedule 13D promulgated under the Exchange Act.

    Purchaser and Parent intend to evaluate continuously their investment in the Company and, based on such evaluation, may determine at a future date to adopt plans or intentions different from those set forth herein.

Item 5. INTERESTS IN SECURITIES OF THE ISSUER.

    (a)-(c) Except as set forth herein and in the responses to Items 7, 8, 9 and 10 cover pages attached hereto (which are hereby incorporated by reference herein), neither Purchaser nor Parent, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns or has a right to acquire any Shares of the Company. Neither Purchaser nor Parent, nor, to the best of their knowledge, any of the persons or entities referred to above, has effected any transaction in Shares during the past 60 days.

    Subject to the terms and conditions of the Stockholders Agreement, the Selling Stockholders have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares to which the Stockholders Agreement relates.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as set forth in this Schedule 13D, neither Purchaser nor Parent, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

  99(a) Agreement, dated as of June 16, 1998 among Parent, Purchaser and the
        Selling Stockholders.

  99(b) Agreement and Plan of Merger, dated as of June 16, 1998, among the Company, Parent and Purchaser.

  99(c) Filing Agreement, dated June 23, 1998 between Parent and Purchaser.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 1998

                                CARLTON COMMUNICATIONS PLC

                                By:  /s/ David Abdoo
                                     -----------------------------------------
                                     Name: David Abdoo
                                     Title: Company Secretary

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 1998


                                NEPTUNE ACQUISITION CORP.

                                By:  /s/ Thomas M. Collins, Jr.
                                     -----------------------------------------
                                     Name: Thomas M. Collins, Jr.
                                     Title: Vice President and Secretary

                                    ANNEX A
         DIRECTORS AND EXECUTIVE OFFICERS OF NEPTUNE ACQUISITION CORP.

                                                              PRESENT PRINCIPAL OCCUPATION
                                                              OR EMPLOYMENT AND FIVE-YEAR
     NAME AND BUSINESS ADDRESS            OFFICE(S)                EMPLOYMENT HISTORY             CITIZENSHIP
------------------------------------  ------------------  ------------------------------------  ----------------

ORLANDO F. RAIMONDO.................  President; Chief    President of various wholly owned     United States
  3233 East Mission Oaks              Executive Officer;  subsidiaries of Parent comprising
  Boulevard                           Director            the Technicolor Packaged Media Group
  Camarillo, CA 93012

GARY JOYCE..........................  Vice President;     Senior Vice President and Chief       United Kingdom
  3233 East Mission Oaks              Treasurer;          Financial Officer of Technicolor
  Boulevard                           Assistant           Packaged Media Group since July
  Camarillo, CA 93012                 Secretary;          1996. Prior to that time, Divisional
                                      Director            Controller of Carlton

THOMAS M. COLLINS, JR...............  Vice President;     Senior Vice President and General     United States
  3233 East Mission Oaks              Secretary;          Counsel of Technicolor Packaged
  Boulevard                           Assistant           Media Group; executive officer of
  Camarillo, CA 93012                 Treasurer;          a wholly owned subsidiary of Parent
                                      Director            is 1993. Partner, Thelin, Marrin,
                                                          Johnson & Bridges, prior to July
                                                          1993.


                                                              PRESENT PRINCIPAL OCCUPATION
                                                              OR EMPLOYMENT AND FIVE-YEAR
     NAME AND BUSINESS ADDRESS            OFFICE(S)                EMPLOYMENT HISTORY             CITIZENSHIP
------------------------------------  ------------------  ------------------------------------  ----------------

MICHAEL P. GREEN....................  Chairman            Chairman of Carlton since February    United Kingdom
  25 Knightsbridge                                        1983. Chairman of British Digital
  London SWIX 7RZ                                         Broadcasting PLC and a non-executive
  England                                                 Director of ITN Limited and Reuters
                                                          Holdings Plc. Chairman of the Media
                                                          Trust.


                                                              PRESENT PRINCIPAL OCCUPATION
                                                              OR EMPLOYMENT AND FIVE-YEAR
     NAME AND BUSINESS ADDRESS            OFFICE(S)                EMPLOYMENT HISTORY             CITIZENSHIP
------------------------------------  ------------------  ------------------------------------  ----------------

SIR DEREK BIRKIN....................  Director            Director of Carlton since June 1992.  United Kingdom
  25 Knightsbridge                                        Non-executive Director of Merck &
  London SWIX 7RZ                                         Co., Inc., Watmoughs (Holdings) PLC
  England                                                 and The Merchants Trust PLC.
                                                          Advisory Director of Unilever PLC.

BERNARD A. CRAGG....................  Finance Director;   Finance Director of Carlton since     United Kingdom
  25 Knightsbridge                    Chief Financial     June 1987. Joined Carlton in 1985
  London SWIX 7RZ                     Officer             as Group Financial Controller.
  England

ANTHONY D.A.W. FORBES...............  Director            Non-executive Director of Carlton     United Kingdom
                                                          since July 1994. Joint senior
                                                          partner at Cazenove & Co. from 1980
                                                          until 1994. Non-executive director
                                                          of Royal & Sun Alliance Insurance
                                                          Group plc, Watmoughs (Holdings PLC
                                                          and The Merchants Trust PLC.

DAVID B. GREEN......................  Director            Non-executive Director of Carlton     United Kingdom
                                                          since November 1990. Chairman of
                                                          Colefax and Fowler Group PLC.

LESLIE F. HILL......................  Director            Non-executive Director of Carlton     United Kingdom
                                                          since January 1996. Chief Executive
                                                          and then Chairman of Central
                                                          Independent Television PLC from
                                                          March 1991 to December 1995.
                                                          Chairman of the ITV Association.

SIR SYDNEY LIPWORTH, QC.............  Director            Non-executive Director of Carlton     United Kingdom
                                                          since November 1993. Chairman of
                                                          Zeneca Group PLC, Deputy Chairman of
                                                          National Westminister Bank Plc and
                                                          Chairman of the Financial Reporting
                                                          Council. Previously Chairman of the
                                                          Monopolies and Mergers Commission



                                                              PRESENT PRINCIPAL OCCUPATION
                                                              OR EMPLOYMENT AND FIVE-YEAR
     NAME AND BUSINESS ADDRESS            OFFICE(S)                EMPLOYMENT HISTORY             CITIZENSHIP
------------------------------------  ------------------  ------------------------------------  ----------------


JUNE F. DE MOLLER...................  Managing Director   Managing Director of Carlton since    United Kingdom
                                                          July 1993. Director since February
                                                          1983. Non-executive Director of
                                                          Anglian Water Plc.

SIR BRIAN PITMAN....................  Director            Non-executive Director of Carlton     United Kingdom
                                                          since March 1, 1998. Chairman of
                                                          Lloyds TSB Group plc and Lloyds B
                                                          plc. Director of the National Bank
                                                          of New Zealand Limited and NBNZ
                                                          Holdings Limited. Non-executive
                                                          Director of Next plc and President
                                                          of the Chartered Institute of
                                                          Bankers.

NIGEL N. WALMSLEY...................  Director            Joined the Board of Carlton in        United Kingdom
                                                          October 1991. Appointed Chairman of
                                                          Carlton Television Limited in May
                                                          1994. Director of British Digital
                                                          Broadcasting PLC. Non-executive
                                                          Director of GMTV Limited and Energis
                                                          PLC and Vice President of the
                                                          Advertising Association.

THE HON. PIERS J.H. INSKIP..........  Associate           Joined Carlton in 1989 and appointed  United Kingdom
                                      Director1           an associate Director in 1990.

MATTHEW J. KEARNEY..................  Associate Director  Joined Carlton in 1993; appointed an  United Kingdom associate Director in 1996.

DAVID ABDOO.........................  Secretary           Joined Carlton in 1988; appointed     United Kingdom
                                                          Company Secretary in 1991.

------------------------

* This title indicates a senior officer position immediately below that of Executive Director.

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